07022137

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 APR -4 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

19 March 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 27

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Acquisition of Xinjiang Sime Darby Heavy Equipment Co.Ltd.	05.03.2007
2	Proposed disposal of P.T. Guru Indonesia.	07.03.2007
3	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	09.03.2007, 14.03.2007 (2 sets) & 15.03.2007 (2 sets)
4	Changes in the interest of Permodalan Nasional Berhad, a substantial shareholder.	09.03.2007 & 14.03.2007 (2 sets)
5	Changes in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder.	09.03.2007 & 14.03.2007 (2 sets)
6	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	14.03.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Form Version 2.0

General Announcement

Submitted by S DARBY on 05/03/2007 06:10:56 PM
Reference No SD-070226-FCF0D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

**Acquisition of Xinjiang Sime Darby Heavy Equipment Co. Ltd.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)**

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Darby Hong Kong Limited, a wholly-owned subsidiary of Sime Darby, had today subscribed to the entire initial capital of USD0.4 million in Xinjiang Sime Darby Heavy Equipment Co. Ltd. ("XJSD Heavy Equipment"), a company incorporated in the People's Republic of China, making it a wholly-owned subsidiary. XJSD Heavy Equipment is currently dormant.

The transaction is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said transaction.

This announcement is dated 5th March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 07/03/2007 05:36:09 PM
Reference No SD-070226-D9DBC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposal of P.T. Guru Indonesia
(Announcement pursuant to Chapter 9.19 (24) of the Listing Requirements)

* Contents :-

Further to the announcement dated 24 January 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that it had, on 6 March 2007, received a notification from Sussex International Pte. Ltd. ("Sussex") that the Capital Investment Co-ordination Board of Indonesia had, vide its letter dated 21 February 2007, approved Sussex's proposal to acquire 75% equity interest in P.T. Guru Indonesia, comprising 3,075 shares of Rp326,000 each from Sime Darby Singapore Limited ("SDSL"), a wholly-owned subsidiary of Sime Darby.

As such, all conditions precedent set out in the Sale and Purchase Agreement dated 23 January 2007 between SDSL, Sussex and Mr Harry Harmain Diah ("SPA") have been fulfilled. Pursuant to the SPA, completion of the said disposal shall take place within 60 days from 6 March 2007.

This announcement is dated 7 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/03/2007 05:17:50 PM
Reference No SD-070305-063D3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Alliance Capital Asset Management Sdn Bhd
(Acquisition of 250,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 50,000 shares)

Employees Provident Fund Board
(Acquisition of 789,700 shares and
Disposal of 1,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/02/2007	* 250,000	
Disposed	24/02/2007	50,000	
Acquired	23/02/2007	245,000	
Disposed	23/02/2007	1,000	
Acquired	26/02/2007	544,700	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.

* Nature of interest	:	Direct
Direct (units)	:	366,337,055
Direct (%)	:	14.6
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	366,337,055
* Date of notice	:	26/02/2007

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 1st and 5th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:32 PM
Reference No SD-070308-C1036

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
RHB Asset Management Sdn Bhd
(Acquisition of 100,000 shares)

Employees Provident Fund Board
(Acquisition of 3,877,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/02/2007	* 1,040,000	
Acquired	27/02/2007	100,000	
Acquired	28/02/2007	2,837,400	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Board and its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 370,314,455
Direct (%) : 14.75
Indirect/deemed interest (units) :

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 370,314,455
*	Date of notice	: 28/02/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 6th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:50 PM
Reference No SD-070309-3A2EB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 3,000,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01/03/2007	* 1,000,000	
Acquired	02/03/2007	2,000,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Employees Provident Fund Board.
*	Nature of interest	: Direct
	Direct (units)	: 373,314,455
	Direct (%)	: 14.87
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* Total no of securities after change : 373,314,455

* Date of notice : 02/03/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 8th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/03/2007 05:36:05 PM
Reference No SD-070315-CEDC8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Nomura Asset Management (S'pore) Sdn Bhd
(Disposal of 350,000 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 140,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 300,000 shares)

Employees Provident Fund Board
(Acquisition of 1,931,500 shares
Disposal of 1,500,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 23/02/2007	* 250,000	
Disposed	26/02/2007	100,000	
Acquired	28/02/2007	90,000	
Acquired	01/03/2007	50,000	
Acquired	05/03/2007	1,500,000	
Disposed	05/03/2007	300,000	
Acquired	06/03/2007	431,500	
Disposed	06/03/2007	1,500,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	373,235,955
Direct (%)	:	14.87
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	373,235,955
* Date of notice	:	06/03/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/03/2007 05:36:05 PM
Reference No SD-070315-EBC8B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,814,200 shares
(Disposal of 10,000 shares)

Nomura Asset Management (S'pore) Sdn Bhd
(Disposal of 1,400,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 3,232,200 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/03/2007	* 1,081,800	
Disposed	07/03/2007	10,000	
Disposed	07/03/2007	400,000	
Acquired	08/03/2007	732,400	
Acquired	08/03/2007	3,232,200	
Disposed	08/03/2007	1,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	376,872,355
Direct (%)	:	15.01
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	376,872,355
* Date of notice	:	08/03/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/03/2007 05:17:51 PM
Reference No SD-070305-16C8F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/02/2007	* 50,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	195,448,900
Direct (%)	:	7.79
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after	:	195,448,900

change

* Date of notice : 28/02/2007

Remarks :
The notice of change in substantial shareholding was received from Permodalan Nasional Berhad on 5th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:50 PM
Reference No SD-070308-D2944

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/03/2007	* 200,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	195,648,900
Direct (%)	:	7.79
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after	:	195,648,900

change

* Date of notice : 05/03/2007

Remarks :
The notice of change in substantial shareholding was received from Permodalan Nasional Berhad on 7th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:51 PM
Reference No SD-070309-4DFB8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 06/03/2007	* 100,000	
Acquired	07/03/2007	1,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	196,748,900
Direct (%)	:	7.84
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* Total no of securities after change : 196,748,900

* Date of notice : 07/03/2007

Remarks :
The notices of change in substantial shareholding were received from Permodalan Nasional Berhad on 9th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/03/2007 05:17:52 PM
Reference No SD-070305-2BF87

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/02/2007	* 50,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad .
* Nature of interest	:	Deemed interest

Direct (units)	:	195,448,900
Direct (%)	:	7.79
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	195,448,900
* Date of notice	:	28/02/2007
Remarks	:	

The notice of change in substantial shareholding was received from Yayasan Pelaburan Bumiputra on 5th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:42 PM
Reference No SD-070308-CBE8A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/03/2007	* 200,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
* Nature of interest : Deemed interest

Direct (units)	:	195,648,900
Direct (%)	:	7.79
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	195,648,900
* Date of notice	:	05/03/2007

Remarks :

The notice of change in substantial shareholding was received from Yayasan Pelaburan Bumiputra on 7th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:51 PM
Reference No SD-070309-40090

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 06/03/2007	* 100,000	
Acquired	07/03/2007	1,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad .
* Nature of interest	:	Deemed interest

Direct (units)	:	196,748,900
Direct (%)	:	7.84
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	196,748,900
* Date of notice	:	07/03/2007

Remarks :
The notices of change in substantial shareholding were received from Yayasan Pelaburan Bumiputra on 9th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/03/2007 06:08:50 PM
Reference No SD-070308-D7323

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 28/02/2007	* 50,000,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	770,804,132
Direct (%)	:	30.71
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	770,804,132
* Date of notice	:	28/02/2007

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 7th March 2007.

END